Mr. Fredrick J. Knievel

Chairman

Husker Ag, LLC

54048 Highway 20

Plainview, Nebraska 68769

May 2, 2006

VIA EDGAR AND FACSIMILE

Ms. Jennifer R. Hardy, Esq.

Mr. Edward M. Kelly, Esq.

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Husker Ag, LLC
Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2006
Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 0-49733

Dear Ms. Hardy and Mr. Kelly:

In response to the Securities and Exchange Commission’s comment letter dated April 27, 2006, Husker Ag, LLC (the “Husker Ag”) has prepared the following responses to comments 1 – 5.

Pre14A

Proposal 2: Approval of Plant Expansion Project

1.	We note that Husker Ag, LLC or Husker is requesting in proposal two approval of:

•	The plant expansion project.

•	The proposed debt financing which includes the pledge of all or substantially all of Husker’s assets.

•	The proposed equity financing which includes the proposed rights offering.

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 2, 2006

Please unbundle the matters so that each member solicited is afforded an opportunity to specify by boxes on the form of proxy a choice between approval or disapproval of, or abstention for, each separate item. See Rule 14a-4(b)(1) of Regulation 14A under the Exchange Act. Please note that you may condition each matter on approval of the other matters.

Husker Ag filed an amendment to its Preliminary Proxy Statement (the “Amended Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on May 3, 2006. In its Amended Proxy Statement, Husker Ag revised Proposal 2 and created new Proposal 3, thereby unbundling the matters. Revised Proposal 2 solicits approval of the proposed plant expansion project, and new Proposal 3 solicits approval of the debt financing, including the pledge of substantially all of Husker Ag’s assets, for the proposed plant expansion project. Because the two proposals are interdependent, and the project will not proceed if either of the proposals fail to meet the required member vote, Husker Ag has determined to require the same supermajority vote for both proposals relating to the plant expansion project. Husker Ag also has revised the form of proxy accordingly. See, the Amended Proxy Statement. The equity financing, which includes the rights offering, is discussed in Husker Ag’s response to comment 2, below.

2.	Since Husker expects to raise a portion of the financing needed for the plant expansion project through a rights offering, provide the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of the schedule.

Husker Ag included the description of the rights offering as a matter of disclosure of the financing needed for the plant expansion project, and not because of any legal requirement that members vote on or approve such rights offering. There is no legal requirement, under the Nebraska Limited Liability Company Act or other Nebraska law governing Husker Ag, or Husker Ag’s Articles of Organization or Operating Agreement, that the members approve the issuance of additional units by Husker Ag. The Husker Ag Board of Directors has the plenary authority to approve the issuance of additional units (in a rights offering or otherwise) under Section 6.2(m) of Husker Ag’s Operating Agreement. Section 6.2(m) states that the Husker Ag Board of Directors has the authority to “issue additional Units to new and existing Members of the Company from time to time on terms and conditions determined by the Board in its sole discretion.” The description of the rights offering in the Preliminary Proxy filing was included to give the members disclosure of the method of financing the plant expansion project, consistent with Rule 135 of the Securities Act of 1933, as amended. Since no action is required to be taken, or is being taken, with respect to the authorization or issuance of securities, Husker Ag is not required to provide the information required by Item 11 of Schedule 14A, including the information required by Item 13(a).

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 2, 2006

3.	Disclose whether Husker expects that any associated person participating in the anticipated rights offering to existing members on its behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. If applicable, provide an analysis for the reliance on the safe harbor.

Assuming that Proposals 2 and 3 are approved by the requisite vote of members at Husker Ag’s Annual Meeting, Husker Ag intends to prepare and file a registration statement with the SEC. The rights offering will be made directly to members by means of Husker Ag’s prospectus comprising Part I of the registration statement. Husker Ag does not intend on engaging any underwriter or broker-dealer in connection with the rights offering, and will not pay any commissions or any other compensation or remuneration to any person, including Husker Ag’s officers, directors or employees, in connection with the rights offering.

In this regard, Husker Ag currently expects that any associated person participating in the sale of securities in the rights offering to existing members on its behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). More specifically, Husker Ag expects to comply with the requirements of Rule 3a4-1 as follows:

(1) Husker Ag will confirm through written questionnaires to be completed by any director, officer or employee participating in the sale of securities in the rights offering that such person is not subject to the statutory disqualification under Section 3(a)(39) of the Exchange Act;

(2) Husker Ag will not compensate any person in connection with respect to such person’s participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

(3) No person who is an associated person of a broker or dealer will be permitted to participate in any of Husker Ag’s activities selling membership units in the rights offering; and

(4) Any associated person (director, officer or employee) of Husker Ag participating in the sale of securities in the rights offering will meet the requirements of either subparagraph (a)(4)(ii) or (iii) of Rule 3a4-1:

(A) If subparagraph (a)(4)(ii), such person:

(I) will primarily perform substantial duties for or on behalf of Husker Ag, otherwise than in connection with transactions in securities; and

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 2, 2006

(II) will not be an associated person of a broker or dealer within the preceding 12 months; and

(III) will not participate in selling an offering of securities for any issuer more than once every 12 months.

(B) If subparagraph (a)(4)(iii), such person will restrict his or her participation to any one or more of the following activities:

(I) Preparing any written communication or delivering such communication through the mails or other means not involving oral solicitation by such person, provided that the content of the written communication is approved by a director or officer of Husker Ag;

(II) Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, and provided that the content of such responses are limited to information contained in Husker Ag’s registration statement; or

(III) Performing ministerial and clerical work involved in the rights offering.

The Husker Ag, LLC Board of Directors intends to institute procedures incorporating the foregoing requirements in compliance with Rule 3a4-1 prior to commencing its rights offering.

10-K

Item 9A. Controls and Procedures

4.	We note that Husker’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective “except for the material weaknesses disclosed.” Given the weaknesses disclosed, it is unclear whether Husker’s principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective. Revise the disclosure to state in clear and unqualified language the conclusions reached by Husker’s principal executive officer and principal financial officer on the effectiveness of its disclosure controls and procedures. For example, if true, you may state that Husker’s disclosure controls and procedures are effective including consideration of the identified weaknesses, provided you include appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 2, 2006

weaknesses. Alternatively, if true, you may state that Husker’s disclosure controls and procedures are not effective, given the identified weaknesses. You should not, however, state the conclusion in the current disclosure which appears to state that Husker’s disclosure controls and procedures are effective except to the extent they are not effective.

Husker Ag filed Amendment No. 2 to its Form 10-K (the “Amended Form 10-K”) for the year ended December 31, 2005 on May 3, 2006. In its Amended Form 10-K, Husker Ag revised its disclosure under Item 9A of Form 10-K. See, the revised disclosures set forth in Amended Form 10-K.

5.	We note the statement “that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives.” Revise to state clearly, if true, that Husker’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Husker’s principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Husker’s disclosure controls and procedures. See section II.F.4 of Release No. 34-47986 that is available on the Commission’s website at http://www.sec.gov.

As mentioned above in Husker Ag’s response to comment 4, Husker Ag has revised its disclosure under Item 9A of Form 10-K. See, the revised disclosures set forth in Amended Form 10-K.

In connection with responding to the comments, Husker Ag acknowledges that:

•	Husker Ag is responsible for the adequacy and accuracy of the disclosure in filing.

•	Staff comments or changes to the disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

•	Husker Ag may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Ms. Jennifer R. Hardy

Mr. Edward M. Kelly

May 2, 2006

Page	6

Please feel free to contact Dennis J. Fogland at (402) 636-8264 or Doug Murray at (402) 636-8207 both of Baird Holm LLP if you have any questions or comments.

Respectfully Submitted,

/s/ Fredrick J. Knievel
Fredrick J. Knievel, Chairman